UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Keryx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

492515101

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700,  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,374,013

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,374,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,374,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.35%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 83-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,374,013

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,374,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,374,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.35%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,374,013

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,374,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,374,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.35%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by The Baupost Group, L.L.C., a Massachusetts limited liability company, SAK Corporation and Seth Klarman (“Mr. Klarman”) with respect to the Common Stock of the Issuer on October 20, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on June 1, 2016 (“Amendment No. 1”) and Amendment No. 2 filed by Mr. Klarman, The Baupost Group, L.L.C., a Delaware limited liability company (“Baupost”), and Baupost Group GP, L.L.C., a Delaware limited liability company (“Baupost GP,” and, together with Mr. Klarman and Baupost, the “Reporting Persons”), with respect to the Issuer that removes information with respect to The Baupost Group, L.L.C., a Massachusetts limited liability company, and SAK Corporation (“Amendment No. 2” and, together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 3 (“Amendment No. 3”) does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

(a)	No changes to Item 2 of the Schedule 13D are made by Amendment No. 3.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended by adding the following paragraph immediately after the third paragraph.

On June 28, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Akebia Therapeutics, Inc. (“Parent”) and Alpha Therapeutics Merger Sub Inc., a wholly owned subsidiary of the Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer, the separate corporate existence of Merger Sub will thereupon cease and the Issuer will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). In addition, on June 28, 2018, Baupost Group Securities, L.L.C. entered into a Notes Conversion Agreement with the Issuer and, with respect to certain sections only, Parent (the “Notes Conversion Agreement”) pursuant to which the Investor agreed to surrender the New Notes for conversion into 35,582,335 shares of Common Stock (the “Conversion Shares”) in accordance with the terms of the indenture governing the New Notes (the “Notes Conversion”) immediately prior to the effective time of the Merger, but contingent upon the occurrence of, among other things: (i) the issuance to Baupost Group Securities, L.L.C. of 4,000,000 shares of Common Stock; and (ii) the execution and delivery by Parent of a Registration Rights Agreement between Baupost Group Securities, L.L.C. and Parent, dated and effective as of the closing of the Merger, with respect to the common stock of Parent.

The preceding description of the Notes Conversion Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Notes Conversion Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information included in Item 3 above is incorporated herein by reference. In addition, the information contained in Item 4 of the Schedule 13D is hereby amended by deleting the last two paragraphs of such information and replacing such disclosure with the information below.

Concurrently with the execution of the Merger Agreement, Baupost Group Securities, L.L.C. entered into the Notes Conversion Agreement and a Voting Agreement with Parent dated June 28, 2018 (the “Voting Agreement”).

Under the Voting Agreement, Baupost Group Securities, L.L.C. agreed to, during the term of the Voting Agreement, in its capacity as stockholder, vote, or to cause the holder of record on any applicable record date to vote, all shares of Common Stock beneficially owned by Baupost other than the Conversion Shares (the “Voting Agreement Shares”) (1) in favor of the adoption of the Merger Agreement, and in favor of any other matters presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions contemplated by the Merger Agreement; (2) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement; (3) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Issuer or any of its subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Issuer or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries, (D) any material change in the capitalization of the Issuer or any of its subsidiaries, or the corporate structure of the Issuer or any of its subsidiaries, (E) any Acquisition Proposal (as defined in the Merger Agreement) or (F) any other action that is intended to, or would reasonably be expected to materially, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

In addition, under the Voting Agreement, Baupost Group Securities, L.L.C. agreed that, during the term of the Voting Agreement, it will not transfer any of the Voting Agreement Shares, except to its affiliates or with the consent of Parent.

The preceding description of the Voting Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock, financing sources and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment), concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate or approve a transaction (including commercial or strategic transactions with, or relating to, the Issuer) with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements or other similar agreements with the purpose or effect of facilitating such a transaction. Any such transactions, if they occur at all, may take place at any time and without prior notice. Except for the transactions described above in this Item 4, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to change their intentions with respect to any or all of the matters referred to in this Item 4.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 on the cover pages are incorporated by reference herein.

(b)	The responses to Items 7-13 on the cover pages are incorporated by reference herein.

(c)	The information set forth in response to Item 3 is incorporated by reference herein.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
05/08/2018	See Item 3	See Item 3

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in response to Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended as follows:

D Notes Conversion Agreement filed by the Issuer as Exhibit 10.1 to its current report on Form 8-K on June 28, 2018.

E Voting Agreement filed by the Issuer as Exhibit 99.2 to its current report on Form 8-K on June 28, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

June 29, 2018	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

June 29, 2018	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

June 29, 2018	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)